UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.  2)*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. dievini Hopp BioTech holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,368,500(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,368,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 158,700

	8.	Shared Voting Power 85,922,741(2)

	9.	Sole Dispositive Power 158,700

	10.	Shared Dispositive Power 85,922,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,081,441

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 78,362,024 shares held of record by dievini, 7,368,500 shares held of record by DH-LT-Investments, and 33,517 shares held of record by a company of which Mr. Hopp is the sole shareholder.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Oliver Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Daniel Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding on December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Friedrich von Bohlen und Halbach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds FP, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,649

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 237,649

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,599,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.1%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Christof Hettich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Mathias Hothum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,362,024 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,362,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,362,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.9(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DHFS II Holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒(1)
(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,368,500 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,368,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,368,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 186,952,406 common shares of CureVac N.V. outstanding as of December 31, 2021.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on August 24, 2021 by the Reporting Persons (the “Initial Statement” and, as amended and supplemented through the date of this Amendment, collectively, the “Statement”) with respect to common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”).

The description of the Shareholders’ Agreement appearing in Item 6 of the Statement and Item 7 of the Statement are amended as set forth below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders’ Agreement

In connection with an investment made in the Issuer by Kreditanstalt für Wiederaufbau (“KfW”), KfW, dievini, and Dietmar Hopp entered into the Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini, and Dietmar Hopp agreed to vote a specified number of their shares as directed by the KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Dietmar Hopp had agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp has effected this purchase through DH-LT-Investments. In connection with such concurrent private placement, DH-LT-Investments GmbH acceded to the Shareholders’ Agreement on August 14, 2020. The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of each of KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year.

On January 13, 2022, the parties to the Shareholders’ Agreement entered into a Second Supplement to the Shareholders’ Agreement (the “Second Supplement”) which revised certain of the parties’ restrictions and rights with respect to transfer of the Shares held by them. Among other things, the Second Supplement:

●	Provides that, out of the Shares held of record by dievini and DH-LT Investments at the time of the entry into the Shareholders’ Agreement, 49,897,938 Shares are Restricted Shares (the “Restricted Shares”) and 29,877,279 Shares are Unrestricted dievini Shares (the “Unrestricted dievini Shares”);

●	Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments may dispose of during the period starting from August 15, 2021 and ending on August 14, 2022 (the “Extended Lock-Up Period”) from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the “Cap”) and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholders’ Agreement;

●	Provides that any disposals by dievini after the Extended Lock-Up Period (but in case of Unrestricted dievini Shares only in excess of the Cap) are subject to a right of first refusal in favor of KfW;

●	Allows dievini and the dievini Shareholders to transfer Shares to a wider group of people and entities which is now defined as (1) dievini’s affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the “dievini Shareholders”) and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Shares agree to be bound by the Shareholders’ Agreement and that certain other conditions are satisfied;

●	Eliminates dievini’s right of first refusal with respect to any transfer of Shares by KfW; and

●	Provides that the Shareholders’ Agreement shall automatically terminate if KfW disposes of a number of Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value) of EUR 300,000,000 to a third party.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney (Incorporated herein by reference from Exhibit 1 of Amendment No. 1 to Schedule 13d filed by the Reporting Persons with the SEC on October 15, 2021).

2.	Joint Filing Agreement (Incorporated herein by reference from Exhibit 1 of Amendment No. 2 to Schedule 13d filed by the Reporting Persons with the SEC on October 15, 2021).

3.	Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

4.	Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

5.	Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

6.	Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

7.	Second Supplement to Shareholders’ Agreement dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co KG, Dietmar Hopp, and DH-LT Investments GmbH.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2022

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
FRIEDRICH VON BOHLEN UND HALBACH

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

/s/ Dr. Marc Hauser as attorney-in-fact
MATHIAS HOTHUM

DFHS II GmbH & Co. KG

By:	DHFS II GmbH its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact